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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Millbrook Lane
(No. and Street)

Kerhonkson, N.Y. 12446
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ross (800) 343-3687
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ron Friedman
(Name – *if individual, state last, first, middle name*)

177 White Plains Rd (14E) Tarrytown, N.Y. 10591
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning, Inc, as of 31 December, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN E. CURRY
Notary Public, State of New York
No. 01CU6205303
Qualified in Ulster County
Commission Expires May 4, 2013

Helen E Curry
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMETNS

DECEMBER 31, 2009 & 2008

Westchester Capital Planning, Inc.
Table of Contents

Auditor's Report	1
Balance Sheets	2
Statements of Income and Retained Deficits	3
Statements of Cash Flows	4
Statements of Equity	5
Notes to the Financial Statements	6
Supplementary Information	7

<u>Independent Auditor's Report</u>

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying balance sheets of Westchester Capital Planning, Inc. (the "Company") as of December 31, 2009, and the related statements of income and retained deficit, and statements of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Westchester Capital Planning, Inc., as of December 31, 2008, and for the year then ended were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 20, 2009.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ron Friedman, CPA
February 21, 2009

Westchester Capital Planning, Inc.
Balance Sheets
For the Year Ended December 31,

	2009	2008
ASSETS		
Current Assets		
Cash	$ 9,097	$ 11,579
Total current assets	9,097	11,579
Fixed Assets		
Computer equipment	2,183	2,183
Less: Accumulated depreciation	(2,183)	(2,183)
Total fixed assets	-	-
Security deposits	-	540
Total other assets	-	540
TOTAL ASSETS	$9,097	$12,119
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accrued expenses	$ 2,000	$ 3,224
Total current liabilities	2,000	3,224
Shareholder's equity		
Common Stock-no par value, 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained earnings (deficit)	(13,325)	(11,527)
Total shareholder's equity	7,097	8,895
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 9,097	$ 12,119

Westchester Capital Planning, Inc.
Statements of Income and Retained Earnings (Deficit)
For the Year Ended December 31,

	2009	2008
Revenues		
Commission income	$93,266	$157,814
Total Revenue	93,266	157,814
Expenses		
Officer compensation	-	16,000
Payroll taxes	-	1,224
Bank service charges	40	16
Auto expenses	7,709	4,562
Office expense	925	232
License and registrations	1,898	2,269
Legal and accounting	4,175	2,000
Rent and office services	5,851	8,565
NYS Franchise tax	252	100
Postage	1,627	1,028
Telephone	2,892	1,446
Miscellaneous	139	-
Total operating expenses	25,508	37,442
Net income	67,758	120,372
Retained earnings (deficit), beginning of year	(11,527)	(9,913)
Shareholder's distributions	(69,556)	(121,986)
Retained earnings (deficit), end of year	$ (13,325)	$ (11,527)

Westchester Capital Planning, Inc.
Statements of Cash Flows
For the Year Ended December 31,

	2009	2008
Cash flows from operating activities		
Net income	$ 67,758	$120,372
Adjustments to reconcile net income to cash provided by operating activities:		
Accrued expenses	(1,224)	1,224
Cash provided by operating activities	66,534	121,596
Cash flows from investing activities		
Security deposit	540	-
Cash provided from investing activities	540	-
Cash flows from financing activities		
Shareholder distributions	(69,556)	(121,986)
Cash (used) for financing activities	(69,556)	(121,986)
Increase (decrease) in cash for the period	(2,482)	(390)
Cash-beginning of period	11,579	11,969
Cash-end of period	$ 9,097	$ 11,579

Westchester Capital Planning, Inc.
Statement of Shareholder's Equity

	Common Stock	Additional Paid In Capital	Retained (Deficit)	Total
Balance January 1, 2008	$ 2,000	$18,422	$ (9,913)	$ 10,509
Net Income			120,372	120,372
Cash dividend distributed			(121,986)	(121,986)
Balance December 31, 2008	2,000	18,422	(11,527)	8,895
Net Income			67,758	67,758
Cash dividend distributed			(69,556)	(69,556)
Balance December 31, 2009	$ 2,000	$18,422	$ (13,325)	$ 7,097

Westchester Capital Planning, Inc.
Notes to the Financial Statements
December 31, 2009 & 2008

A-Organization

Westchester Capital Planning, Inc. (the "Company"), is a New York company, providing financial services to investors.

B-Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

C-Income Taxes

The Company has elected to be treated as a sub-chapter "S" corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss allocated among the members in accordance with the regulations of the Company.

D-Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2009 and 2008 the company was in compliance with its capital requirements and had excess net capital of $2,097 and $3,355, respectively.

Westchester Capital Planning, Inc.
Statements of Net Capital
For the Year Ended December 31,

	2009	2008
Total Assets	9,097	12,119
Less: total liabilities	2,000	3,224
Net worth	7,097	8,895
Less: non-allowable assets	-	540
Current capital	7,097	8,355
Less: haircuts	-	-
Net capital	7,097	8,355
Required net capital	5,000	5,000
Excess net capital	2,097	3,355
Aggregate indebtedness	2,000	3,224
Aggregate indebtedness to net capital	28.18%	38.59%